Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 11, 2009	NYSE: SLW

SILVER WHEATON REPORTS FIRST QUARTER EARNINGS OF US$15 MILLION AND OPERATING CASH FLOWS OF US$23 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce net earnings of US$15.1 million (US$0.06 per share) and operating cash flows of US$23.1 million (US$0.09 per share) for the first quarter of 2009.

FIRST QUARTER HIGHLIGHTS

•

Net earnings of US$15.1 million (US$0.06 per share) from the sale of 3.2 million ounces of silver, compared to US$27.9 million (US$0.13 per share) from the sale of 2.8 million ounces of silver in 2008.

•

Operating cash flows of US$23.1 million (US$0.09 per share) compared with US$33.1 million (US$0.15 per share) in 2008.

•

Closed an equity financing, raising gross cash proceeds of Cdn$287.5 million and repaid all outstanding debt under the US$400 million revolving bank loan facility, which is available to fund future acquisitions of silver interests.

•

Entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone.  Following completion of the transaction, Silver Wheaton will be held by approximately 93% of existing Silver Wheaton shareholders and 7% by existing Silverstone shareholders and the total number of Silver Wheaton common shares outstanding will be approximately 311 million.     Silverstone shareholders will vote on the transaction on May 19, 2009 and the transaction is expected to close by the end of May.

•

Attributable proven and probable silver reserves increased by over 24%, or 83 million ounces, in 2008 to a record 429.7 million ounces.  In addition, attributable measured and indicated silver resources increased by 33% to 213.5 million ounces, and attributable inferred silver resources decreased by 6% to 392.5 million ounces over the same period.

“The first quarter represents a strong start to the year for Silver Wheaton, with key operations on pace to meet sales guidance for 2009,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “In particular, we are pleased with the progress at Luismin, which demonstrated a second consecutive quarter of improved production levels. Also, an increase in our attributable proven and probable silver reserves by over 24% to a record 430 million ounces in 2008 further demonstrates the strength of our core operating assets.”

Silver Wheaton is a trademark of Silver Wheaton Corp.

“With our friendly acquisition of Silverstone Resources expected to close in May 2009, we have already started to deliver on our promise of future accretive growth.  This acquisition further strengthens an already robust operating cash flow profile which, when combined with an undrawn US$400 million revolving debt facility, solidly positions Silver Wheaton to pursue additional accretive acquisitions and to continue to enhance the best growth profile in the silver industry.”

This earnings release should be read in conjunction with the Silver Wheaton’s MD&A and Financial Statements which are available on the Company’s website at

www.silverwheaton.com, and have been posted on SEDAR at www.sedar.com.

Conference Call Details

A conference call will be held Monday, May 11, 2009 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-866-226-1792

Dial from outside Canada or the US:

1-416-340-2216

Dial toll free from parts of Europe:

800-9559-6849

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

2160343#

Archived audio webcast:

www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world, with forecast annual silver sales of 15 to 17 million ounces in 2009, growing to approximately 30 million ounces annually by 2013.  The proposed acquisition of Silverstone Resources Corp., anticipated to close in May of 2009, will further increase Silver Wheaton’s current growth profile with silver streams from high-quality operating mines located in Canada, Mexico and Portugal.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Consolidated Statement of Operations (unaudited)

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2009	2008
Silver sales	$37,572	$48,948

Cost of sales	12,540	11,095
Depreciation and amortization	6,587	4,075
	19,127	15,170
Earnings from operations	18,445	33,778

Expenses and other income
General and administrative [1]	4,492	5,348
Project evaluation	86	10
(Gain) loss on mark-to-market of warrants held	(3)	800
Other	(1,241)	52
	3,334	6,210

Earnings before tax	15,111	27,568
Future income tax benefit	-	(360)

Net earnings	$15,111	$27,928
1) Stock based compensation (a non-cash item) included in general and administrative	$1,859	$2,246

Basic earnings per share	$0.06	$0.13
Diluted earnings per share	$0.06	$0.11
Weighted average number of shares outstanding
Basic	270,284	223,266
Diluted	272,767	250,934

Consolidated Balance Sheets (unaudited)

	March 31	December 31
(US dollars in thousands - unaudited)	2009	2008

Assets
Current
Cash and cash equivalents	$26,744	$7,110
Accounts receivable	999	772
Other	1,034	816
	28,777	8,698

Long-term investments	27,567	21,840
Silver interests	1,233,772	1,238,368
Other	1,634	1,740
	$1,291,750	$1,270,646

Liabilities
Current
Accounts payable	$861	$1,396
Accrued liabilities	2,315	3,425
Current portion of bank debt	28,560	28,560
	31,736	33,381

Bank debt	128,600	349,240
	160,336	382,621

Shareholders' Equity
Issued capital and contributed surplus	884,673	662,115

Retained earnings	241,021	225,910
Accumulated other comprehensive income	5,720	-
	246,741	225,910
	1,131,414	888,025
	$1,291,750	$1,270,646

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2009	2008

Operating Activities
Net earnings	$15,111	$27,928
Items not affecting cash
Depreciation and amortization	6,648	4,123
Future income tax benefit	-	(360)
Stock based compensation	1,859	2,246
(Gain) loss on mark-to-market of warrants held	(3)	800
Other	515	(74)

Change in non-cash operating working capital	(1,010)	(1,579)
Cash generated by operating activities	23,120	33,084

Financing Activities
Bank debt repaid	(220,640)	(33,540)
Shares issued	230,424	-
Share issue costs	(9,548)	-
Warrants exercised	86	2,166
Share purchase options exercised	87	1,929
Cash generated by (applied to) financing activities	409	(29,445)

Investing Activities
Purchase of long-term investments	(100)	-
Proceeds on disposal of long-term investments	238	-
Silver interests	(3,371)	(6,775)
Deferred project evaluation	(50)	(149)
Other	-	(177)
Cash applied to investing activities	(3,283)	(7,101)
Effect of exchange rate changes on cash and cash equivalents	(612)	3
Increase (decrease) in cash and cash equivalents	19,634	(3,459)
Cash and cash equivalents, beginning of period	7,110	9,965
Cash and cash equivalents, end of period	$26,744	$6,506

Results of Operations (unaudited)

				Three Months Ended March 31, 2009

			Average realized	Total cash	Net earnings	Cash flow from
	Silver sales	Ounces	silver price	cost ($'s per	(loss)	operations
	($000's)	(000’s)	($'s per ounce)	ounce)[1]	($000's)	($000's)

Luismin	$17,174	1,403	$12.24	$4.02	$10,376	$11,532
Zinkgruvan	5,416	451	12.01	4.02	2,800	3,220
Yauliyacu	8,689	743	11.69	3.90	3,213	5,791
Stratoni	3,811	353	10.80	3.90	1,136	2,867
Peñasquito	1,562	135	11.57	3.90	717	1,034
Other	920	73	12.60	3.90	203	636
Corporate					(3,334)	(1,960)
	$37,572	3,158	$11.90	$3.97	$15,111	$23,120

				Three Months Ended March 31, 2008

			Average realized	cost	Net earnings	Cash flow from
	Silver sales	Ounces	silver price	($'s per	(loss)	operations
	($000's)	(000’s)	($'s per ounce)	ounce)[1]	($000's)	($000's)

Luismin	$29,043	1,679	$17.30	$3.95	$21,710	$22,411
Zinkgruvan	5,689	318	17.89	3.96	3,935	4,154
Yauliyacu	12,829	734	17.48	3.90	7,416	9,966
Stratoni	1,387	88	15.71	3.90	717	672
Corporate					(5,850)	(4,119)
	$48,948	2,819	$17.36	$3.94	$27,928	$33,084

Note 1.  Silver Wheaton has included certain non-GAAP performance measures, including total cash costs of silver on a sales basis.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the three months ended March 31, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.97 per ounce of silver (2008 – $3.94 per ounce).

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com